EXTERRAN PARTNERS, L.P.
16666 Northchase Drive
Houston, TX 77060
November 12, 2010
Via Edgar and Facsimile (703-813-6968)
U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Christopher Owings
Assistant Director

Re:	Exterran Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Forms 10-Q for the fiscal quarters ended March 31, 2010 and
June 30, 2010
Filed May 6, 2010 and August 5, 2010
File No. 001-33078
Ladies and Gentlemen:
     On November 1, 2010, Exterran Partners, L.P. (the “Partnership” or “we”) received additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to our annual report on Form 10-K for the year ended December 31, 2009 filed on February 25, 2010 (the “Form 10-K”) and our Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010 filed on May 6, 2010 and August 5, 2010, respectively (the “Forms 10-Q”). The Partnership had previously received Staff comments to the Form 10-K and the Forms 10-Q on September 30, 2010 and responded to these initial Staff comments on October 14, 2010.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Securities and Exchange Commission
November 12, 2010

Form 10-K for Fiscal Year Ended December 31, 2009
Establishing Competitive Pay Levels, page 63
1. We note your response to comment five from our letter dated September 30, 2010. If the general industry data you receive from Towers Perrin includes the identity of the companies that are part of the database, please identify the component companies. If you do not receive and do not consider the component companies that make up Towers Perrin’s general industry data, please confirm that you will state so in future filings.

Response:	The Partnership acknowledges the Staff’s comment. As disclosed in Part III, Item 11 of the Form 10-K under the section entitled “Establishing Competitive Pay Levels” (page 63), the general industry data is collected by Towers Watson (formerly Towers Perrin) from a group of over 750 companies across a variety of industries, and then is regressed for companies with annual revenue of approximately $3 billion. While Towers Watson provides a list of the component companies that contribute to the general industry data, no information is provided as to any individual company’s responses to the survey questions. Therefore, we are unable to determine the identity of those companies with annual revenue of approximately $3 billion used in the regression analysis presented to the Exterran Holdings compensation committee. Further, no individual component company that contributes to the general industry data is evaluated by or considered by the Exterran Holdings compensation committee for purposes of determining executive compensation. The Partnership confirms that it will include this disclosure in future filings in which disclosure is required under Item 402 of Regulation S-K.
Deferred Compensation Plan, page 71
2.	We note your response to comment seven from our letter dated September 30, 2010. Please also confirm that you will disclose to the extent applicable the frequency and manner in which the executive officers may change their investments. Please refer to Item 402(i)(3)(iii) of Regulation S-K.

Response:	The Partnership acknowledges the Staff’s comment and confirms that it will, in future filings in which disclosure is required under Item 402 of Regulation S-K, disclose to the extent applicable the frequency and manner in which our executive officers may change their investments in Exterran Holdings, Inc.’s non-qualified deferred compensation plan.
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Securities and Exchange Commission
November 12, 2010

     In connection with responding to the Staff’s comments, we acknowledge that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses, please contact the undersigned at 281-836-7000 or Doug McWilliams of Vinson & Elkins L.L.P. at 713-758-3613. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Sincerely, Exterran Partners, L.P.
By:	Exterran General Partner, L.P., its general partner

By:	Exterran GP LLC, its general partner

By:	/s/ Michael J. Aaronson
	Name:	Michael J. Aaronson
	Title:	Vice President and Chief Financial Officer

Cc:	Robert Errett
Mara Ransom
Doug McWilliams